May 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Ms. Yoon Choo

Re:	Angel Oak Strategic Credit Fund (File Nos. 333-220480 and 811-23289)

Dear Ms. Choo:

This letter responds to comments you conveyed to us via telephone on May 27, 2020, in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Post-Effective Amendment No. 15 to the Angel Oak Strategic Credit Fund’s (the “Fund’s”) registration statement on Form N-2 (the “Registration Statement”), which was filed on March 31, 2020.  Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.

PROSPECTUS

1.
Comment: In the “Leverage” section of the Summary of Terms, please revise the disclosure to reflect that to the extent the Fund employs leverage, the Adviser will not be paid on Fund assets attributable to leverage.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

2.	Comment: In the “Distributions” section of the prospectus, please disclose the circumstances under which a distribution made by the Fund may contain a return of capital.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

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Should you have any questions or comments, please contact me at 202.261.3392.

Sincerely,

/s/ Matthew E. Barsamian

Matthew E. Barsamian